September 13, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Amanda Ravitz, Assistant Director Office of the Electronics and Machinery

Regarding:	Eastman Kodak Company

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 15, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016

Filed August 9, 2016

Form 8-K Filed August 9, 2016

File No. 1-0087

Please find attached Eastman Kodak Company’s response to the staff’s letter to me dated September 1, 2016.

If you have any questions, please call Eric Samuels, Controller and Chief Accounting Officer at (585) 724-9025 or Sharon Underberg, General Counsel, Secretary & Senior Vice President at (585)781-5824.

Sincerely,

Eastman Kodak Company

/s/ Jeffrey J. Clarke

Jeffrey J. Clarke

Chief Executive Officer

In connection with its response to the staff’s comments, Eastman Kodak Company (the Company or Kodak) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are noted below in bold. The Company’s responses are directly below each of the staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Detailed Results of Operations, page 36

1.

We note the disclosure in footnote 4 to the table on page 37. Please describe to us the circumstances that led to Kodak changing the timing of when U.S. employees earn their vacation benefits and discuss how you applied the applicable U.S. GAAP guidance in reducing the related accrual. Further, revise this section in future filings to discuss this event and other similar material events impacting your results of operations in the reported periods. Refer to Item 303(a)(3)(1) of Regulation S-K.

During the fourth quarter of 2015 Kodak amended its vacation plan for U.S. employees as a cost cutting measure.  Prior to the fourth quarter change U.S. employees were fully vested in the current year’s vacation on January 1 provided they had been employed during the prior year.  Under the previous vacation policy the Company would accrue ratably for vacation during the year before the vesting occurred (the requisite service period) as all of the criteria of Financial Accounting Standards Board Accounting Standard Codification (ASC) 710 Compensation – General 710-10-25-1 were met (the Company’s obligation relating to employees' rights to receive compensation for future absences was attributable to employees' services already rendered, the obligation related to rights that vest and accumulate, payment of the compensation was probable, and the amount could be reasonably estimated).

In November 2015, Kodak communicated to affected U.S. employees they would not earn their 2016 annual vacation entitlement in 2015.  Instead, employees would begin earning their 2016 vacation entitlement ratably over 2016 as they provide service.  The change reduced the vacation benefit obligation of the Company as no vacation was earned by U.S. employees during 2015 (with the exception of employees in states prohibiting the reduction).  Therefore, in the fourth quarter of 2015 Kodak reduced its accrual for the vacation benefit obligation as the criterion of ASC 710-10-25-1 were no longer met relative to vacation benefits of affected U.S. employees which had been accrued during 2015.

As filed, the disclosure in footnote 4 to the table on page 37 notes the overall income statement impact of $17 million which was a result of the reduction in the accrual.  The reduction in the accrual impacted gross profit, selling, general and administrative expenses (SG&A) and research and development costs (R&D).  The $9 million impact on consolidated gross profit is disclosed within the Results of Operations section discussing current year gross profit (pages 38 – 39).  In future filings, Kodak will expand the footnote disclosure to the table to the following:

In the fourth quarter of 2015, Kodak changed the timing of when affected U.S. employees earn their vacation benefits which reduced Kodak’s obligation to employees and the related accrual by $17 million as of December 31, 2015.   The reduction in the accrual impacted gross profit by $9 million, SG&A by $5 million, R&D by $2 million, and discontinued operations by $1 million.

The Company is focused on cost reduction actions, including headcount reductions and savings from benefit changes, as a means to offset the impact of revenue declines on earnings and cash flows.  Kodak will disclose in future filings, if material, similar events impacting its results of operations in accordance with Item 303(a)(3)(i) of Regulation S-K.

Sources of Liquidity, page 46

2.

We note your reference to stricter loan covenant requirements in the fifth paragraph of this section. It is unclear whether this language refers solely to the secured leverage covenants discussed in the third paragraph of this section. Please advise whether other loan covenants have also been made stricter and, if so, in what respects.

The reference to stricter loan covenant requirements in the fifth paragraph of the Sources of Liquidity section refers to the secured leverage ratio covenant in both the Senior Secured First Lien Term Credit Agreement (First Lien Term Credit Agreement) and the Senior Secured Second Lien Term Credit Agreement (Second Lien Term Credit Agreement).  Similar to the disclosed terms under the more restrictive First Lien Term Credit Agreement secured leverage ratio, the maximum secured leverage ratio permitted under the Second Lien Term Credit Agreement declined on June 30, 2015 from 3.90:1 to 3.40:1 and declined again on December 31, 2015 from 3.40:1 to 2.90:1, with no further adjustments for the remainder of the agreement.  No other loan covenants have become stricter over the term of the loan agreements.  In future filings, Kodak will clarify the disclosure to specifically indicate the reference is to the secured leverage ratio covenants discussed in the fourth paragraph of the Sources of Liquidity section.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 1. Financial Statements

Note 17. Segment Information

Change in Segment Measure of Profit and Loss, page 18

3.

We note that in the first quarter of 2016 you changed your segment performance measure to exclude certain costs. We note that you also changed your segment performance measure in the third quarter of 2015 to include a gain. Please explain to us in detail the reasons for these changes. Tell us how recurring changes in the measure of segment performance would be consistent with the objectives of ASC 280 and would facilitate the consistency and comparability of the management approach discussed in ASC 280-10-05. Lastly, tell us how you considered ASC 280-10-50-27 when making your revised presentations.

ASC 280 Segment Reporting 280-10-50-27 indicates the amount of each segment item reported shall be the measure reported to the chief operating decision maker (CODM) for purposes of making decisions about allocating resources to the segment and assessing its performance.  Kodak’s business continues to be in transition with some components of the business in decline and some geared toward growth.  As you would expect, Kodak’s CODM takes changing circumstances into account when measuring the performance of the business and making decisions regarding resource allocation.

Circumstances which occurred in the first quarter of 2016 and the third quarter of 2015 led Kodak’s CODM to change the measure used to assess segment performance.  The specific reasons for each of these changes in segment performance measures follows:

•

During the first quarter of 2016 Kodak changed its segment measure of profit and loss to exclude overhead costs no longer absorbed by Prosper discontinued operations.  ASC 205-20 Presentation of Financial Statements: Discontinued Operations 205-20-45-9 indicates general corporate overhead expenses are not permitted to be allocated to discontinued operations.  The Prosper business first qualified as a discontinued operation in the first quarter of 2016.  Therefore, beginning in the first quarter of 2016 indirect expenses were no longer being allocated to the Prosper business.  Prior period results of the Prosper business were recast to reclassify indirect expenses which had been allocated to the Prosper business to continuing operations for comparability.  However, Kodak’s CODM continued to assess segment performance and allocate resources to each of the segments based on the current performance measure excluding indirect costs which would have been allocated to the Prosper business rather than re-allocating those indirect expenses to the segments being presented in continuing operations.  The expectation is those unallocated indirect costs will be diminished in the periods leading up to and following the disposal of the business.  The actual impact of the change is disclosed for each period in the segment reconciliation.

•

During the first quarter of 2016 Kodak changed its segment measure of profit and loss to exclude manufacturing costs originally planned to be absorbed by silver metal mesh touch screen production.  As disclosed in the Company’s 2015 Form 10-K, Kodak decided, in the first quarter of 2016, to cease its development of silver metal mesh touch screen technology and focus on the development of Kodak’s copper mesh touch screen technology.  The Micro 3D Printing and Packaging segment had been utilizing some capacity of the Company’s film manufacturing assets in the production of silver metal mesh touch screens, thereby reducing film manufacturing costs reported in the Consumer and Film segment measure.  During 2015 manufacturing costs absorbed by silver metal mesh touch screen production were reported in the Micro 3D Printing and Packaging segment measure.  Given the decision to cease development of the silver metal mesh touch screen technology no film manufacturing costs will be absorbed by the Micro 3D Printing and Packaging segment in 2016.  However, Kodak’s CODM continues to assess the Consumer and Film segment’s performance excluding manufacturing costs originally planned to be absorbed by silver metal mesh touch screen production.  The change is expected to impact the full year 2016 segment measure by approximately $3 million.  The impact of the change to the recast full year 2015 and 2014 segment measure is $2 million and $1 million, respectively.  The actual impact of the change is disclosed for each period in the segment reconciliation.

•

During the third quarter of 2015 a gain was recognized related to assets that were acquired for no monetary consideration as a part of the termination of the relationship with Unipixel.  The assets acquired are used in the development of copper mesh touch screen technology and were acquired as a direct result of negotiations regarding the termination of the business partnership.  The gain was reported in Other operating income (expense), net in the Consolidated Statement of Operations.  Other operating income (expense), net as reported in the Consolidated Statement of Operations is typically excluded from the segment measure.  However, given the gain resulted from the acquisition of assets being used in the business and because the assets were acquired as a result of the transition of the business model the CODM assessed the Micro 3D Printing and Packaging segment’s performance for the year and made decisions regarding allocating resources to the segment utilizing the segment’s measure including the gain.   The change affected third quarter of 2015 segment earnings by $3 million.

The objective and basic principles of ASC 280 are to provide information about the different types of business activities a reporting entity engages in and the different economic environments in which it operates. This information is intended to help users of the financial statements (1) better understand the reporting entity’s performance, (2) better assess its prospects for future net cash flows, and (3) make more informed judgments about the reporting entity as a whole.  As required by ASC 280 Kodak uses the management approach noted in ASC 280-10-05 to report its segment information.  The management approach facilitates consistent descriptions of a public entity in its annual report and various other published information. Changes in Kodak’s segment measures were driven by the occurrence of specific circumstances which affected the way Kodak’s CODM assessed the performance of the Company and of each of its segments along with its prospects for future net cash flows.  The Company recast prior period amounts for comparability of the segment measure, disclosed the impact of changes to the segment measure, and disclosed the nature of all items reconciling segment earnings to earnings from continuing operations.  Therefore, the Company believes its segment disclosure is consistent with the objectives of ASC 280 and would facilitate the consistency and comparability of the management approach discussed in ASC 280-10-05, including periods in which the segment measure changed.

ASC 280-10-50-27 notes the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.  As noted above, the segment measure reported in Kodak’s financial statements is the measure reported to Kodak’s CODM.

Form 8-K Filed August 9, 2016

Exhibit 99.1

4.

We note that the segment earnings measure reported in your financial statements pursuant to ASC 280 is Operational EBITDA after allocation of corporate SG&A expenses. In this filing you also present Operational EBITDA before corporate costs for each segment and for Total EK. Please revise future filings to clearly label these measures as non-GAAP and to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

In future filings, Kodak will clearly identify and label Operational EBITDA before Corporate Costs for each segment and for the total Company as non-GAAP measures and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

5.

We note that you present Total EK Operational EBITDA. In future filings, please identify and label the measure as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Refer to Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures found at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Total EK Operational EBITDA as presented in the table in Exhibit 99.1 is the same measure as Operational EBITDA also used within Exhibit 99.1.  In future filings Kodak will clearly identify and label Total EK Operational EBITDA as a non-GAAP measure and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

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